Exhibit 99.1

SKF Acquires World Leading Magnetic Bearing Company

    STOCKHOLM, Sweden--(BUSINESS WIRE)--July 27, 2007--Regulatory News:

    SKF (NASDAQ:SKFR) (STO:SKFA) (STO:SKFB) (LSE:SKFB) has signed an agreement with the British company Edwards Limited to acquire its subsidiary S2M, the world's leading company in magnetic bearings. SKF had already earlier 12% of the share capital in S2M.

    S2M has annual sales of some Euro 40 million and 200 employees. The company is headquartered in Vernon, France, where it also has its manufacturing facilities. SKF pays approximately Euro 55 million for the shares.

    S2M has historically mainly been focusing on the European market. Main end customer segments are vacuum pumps, small air and gas compressors, turbo expanders and compressors mainly for oil and gas industry. - This is a very interesting and fast developing technology that during the last years has grown out of its development phase and now is considered a reliable alternative for some growing applications areas, says Tom Johnstone, President and CEO of SKF. We are now moving into the technologies of tomorrow and that is very exciting.

    The acquisition of S2M is also very complementary both geographically and from a product range point of view for SKF. For many years SKF has been shareholders in S2M and the Group also has a company in Canada, Revolve Inc, that manufactures magnetic bearings. With this acquisition the range of magnetic bearings is broadened and the magnetic bearing business is also complementary to the SKF rolling bearing product range.

    - With this acquisition we strengthen our leading position in the bearing world and are able to offer our customers a broader product range in a fast growing market, Mr Johnstone said.

    S2M will be part of SKF's Industrial Division and will be included as from the third quarter in the Group's reporting. The acquisition is subject to approval by relevant authorities.

    Goteborg, 27 July 2007

    Aktiebolaget SKF (publ.)

    ______________________________________________________________

    AB SKF may be required to disclose the information provided herein pursuant to the Securities Exchange and Clearing Operations Act and/or
the Financial Instruments Trading Act.

    ______________________________________________________________

    This information was brought to you by Cision
http://newsroom.cision.com

    CONTACT: SKF Group Communication
             Lars G Malmer, +46 (0)31 337 1541,
             /mobile: +46 (0)705-371541
             Lars.G.Malmer@skf.com
             or
             SKF Investor Relations
             Marita Bjork, +46 (0)31 337 1994,
             mobile: +46 (0)705-181994
             marita.bjork@skf.com